UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011.

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: December 26, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	DOCOMO Establishes Task Force to Improve Network Infrastructure

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

December 26, 2011

DOCOMO Establishes Task Force to Improve Network Infrastructure

TOKYO, JAPAN, December 26, 2011—NTT DOCOMO, INC. announced today that, as of yesterday, it established a “Task Force for Improvement of Network Infrastructure,” headed by President and CEO Ryuji Yamada, in response to a malfunction of the company’s sp-mode™ mail service for smartphones that occurred on December 20, 2011.

The company, once again apologizing deeply to customers for any inconvenience caused by the malfunction, is now taking steps to ensure that customers can use its network infrastructure with maximum ease.

1. Name of New Organization

Task Force for Improvement of Network Infrastructure

2. Purpose

To support the realization of a highly advanced network capable of responding to the rapid increase in smartphone users, the task force will lead all departments of the company in devising and implementing measures to stabilize network operations and upgrade network capabilities.

3. Structure

Head: President and CEO Ryuji Yamada

Deputy Head: Senior Executive Vice President Kiyoyuki Tsujimura

Members: All board members above executive vice president level, and heads of all relevant units

(Total: 38 people)

4. Key Measures

a.	To respond to rising traffic due to increased smartphones.

b.	To handle traffic bursts in emergencies.

c.	To strengthen connections between terminals, network facilities and sp-mode servers, etc.

d.	To reexamine capabilities of network facilities and sp-mode servers, etc.

e.	To reexamine network-related procedures.

f.	To standardize processes when terminals request reconnection following a communication failure.

5. Date of Establishment

December 25, 2011

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

sp-mode is a trademark or registered trademark of NTT DOCMO, INC. in Japan.

sp-mode is only available to subscribers in Japan.

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